

SURETY FINANCIAL SERVICES

Brokerage Services

MEMBER

NATIONAL ASSOCIATION
OF SECURITIES DEALERS

SECURITIES INVESTOR
PROTECTION CORPORATION

3375 PARK AVENUE, SUITE 3006
WANTAGH, NY 11793
(516)785-2355
FAX (516)785-2354

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 9, 2016

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Surety Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2105.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Jack Renck

Title: CEO